Exhibit 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2021 AND DECEMBER 31, 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)
	June 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	$33,762	$28,901
Assets held for distribution (Note 5(c))	23,074	-
Investments (Note 3)	20,450	18,425
Prepaid expenses, accounts and other receivables	695	2,700
Total current assets	77,981	50,026

Non-current
Mineral properties (Note 4)	160,322	179,429
Investment in Treasury Metals Inc. (Note 5)	16,236	63,812
Investment in PC Gold Inc. (Note 6)	35,999	-
Investment in Big Ridge Gold Corp. (Note 7)	1,577	-
Mineral property investments (Note 8)	6,283	6,726
Property and equipment	888	570
Other assets	464	650
Total non-current assets	221,769	251,187
TOTAL ASSETS	$299,750	$301,213

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,428	$2,013
Current portion of lease liability	115	112
Provision for Pickle Crow reclamation funding (Note 4)	1,160	-
Current portion of environmental reclamation provision	-	250
Option – PC Gold (Note 4(d))	17,306	4,410
Obligation to distribute investments (Note 5(c))	23,074	34,040
Total current liabilities	43,083	40,825

Non-current
Lease liability	384	442
Environmental reclamation provision	-	3,133
Silver Stream derivative liability (Note 9)	31,471	13,260
Total non-current liabilities	31,855	16,835
TOTAL LIABILITIES	74,938	57,660

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	317,648	317,167
Warrant and share-based payment reserve (Note 10)	46,403	44,648
Accumulated other comprehensive gain (loss)	948	(1,392)
Accumulated deficit	(140,187)	(116,870)
Total shareholders’ equity	224,812	243,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$299,750	$301,213

The consolidated financial statements were approved by the Board of Directors:
Signed: “Keith Neumeyer”, Director   Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Six months ended June 30,
	2021	2020

Cash flows from operating activities
Net loss for the period	$(34,286)	$(20,993)
Adjustments for:
Gain on deconsolidation of subsidiary (Note 4)	(8,830)	-
Impairment of non-current assets (Note 5(b))	23,555	22,498
Share-based payments (Note 10)	1,246	649
Depreciation	158	164
Fair value loss on Silver Stream derivative liability (Note 9)	8,403	-
Investments fair value loss (gain) (Note 3)	633	(3,013)
Other expenses	23	40
Accrued interest receivable	(89)	(1)
Unrealized foreign exchange loss (gain)	138	(659)
Deferred income tax recovery	-	(1,318)
Finance cost	29	-
Equity and dilution loss on equity accounted investments	5,688	-
Loss on disposal of subsidiaries	-	303
Operating cash flows before movements in working capital	(3,332)	(2,330)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	9	(43)
Decrease in prepaid expenditures	122	64
Decrease in accounts payables and accrued liabilities	(613)	(132)
Total cash used in operating activities	(3,814)	(2,441)
Cash flows from investing activities
Mineral property expenditures (Note 4)	(7,511)	(6,194)
Proceeds from sale of investments (Note 3)	11,386	-
Property and equipment purchases	(411)	(169)
Option payments and expenditures recovered (Note 4(c))	500	100
Total cash provided by (used in) investing activities	3,964	(6,263)
Cash flows from financing activities
Net proceeds from private placements	-	9,282
Proceeds from Silver Stream (Note 9)	4,757	-
Proceeds from ATM program	-	125
Share issuance costs	-	(128)
Proceeds from exercise of warrants and stock options	199	116
Repayment of lease liability	(55)	(42)
Finance costs paid	(26)	(26)
Total cash provided by financing activities	4,875	9,327
Foreign exchange effect on cash	(164)	2
Change in cash and cash equivalents	4,861	625
Cash and cash equivalents, beginning	28,901	5,902
Cash and cash equivalents, ending	$33,762	$6,527

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

OPERATING EXPENSES (Note 11)
General and administration	$1,271	$1,251	$2,625	$2,008
Exploration and evaluation	209	156	448	359
Investor relations and marketing communications	959	246	1,432	545
Corporate development and due diligence	90	94	247	226
Impairment of non-current assets (Note 5)	-	22,498	23,555	22,498
Loss from operational activities	(2,529)	(24,245)	(28,307)	(25,636)

OTHER ITEMS
Gain on deconsolidation of subsidiary (Note 4(d))	8,830	-	8,830	-
Fair value loss on Silver Stream liability (Note 9)	(2,400)	-	(8,403)	-
Investments fair value gain (loss) (Note 3)	154	3,013	(633)	3,013
Foreign exchange gain (loss)	(97)	629	(165)	607
Other expenses	(13)	(26)	(54)	(46)
Interest and other income	71	16	134	54
Loss on disposal of subsidiaries	-	(303)	-	(303)
Gain (loss) before income taxes	$4,016	$(20,916)	$(28,598)	$(22,311)
Deferred income tax recovery	-	1,385	-	1,318
Equity losses and dilution impacts of equity accounted investments (Note 5,6 & 7)	(5,299)	-	(5,688)	-
Net income (loss) for the period	$(1,283)	$(19,531)	$(34,286)	$(20,993)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (Note 3)	2,445	450	2,794	73
Mineral property investments fair value gain (loss) (Note 5)	257	567	(443)	903

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	(6)	(29)	(11)	35
Recycling of currency translation adjustment on disposal of foreign subsidiaries	-	(630)	-	(630)
Other comprehensive income	2,696	358	2,340	381

Net income (loss) and comprehensive income (loss) for the period	$1,413	$(19,173)	$(31,946)	$(20,612)

Basic and diluted loss per share (in dollars)	$(0.00)	$(0.03)	$(0.05)	$(0.03)
Weighted average number of shares outstanding–Basic and Diluted	697,682,299	633,042,052	697,493,176	621,006,471
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from private placements (Note 10(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 10(b))	-	(300)	-	-	-	-	(300)
Shares issuance costs (Note 10(b))	-	(110)	(18)	-	-	-	(128)
At-the-market distributions	532,000	125	-	-	-	-	125
Exercise of options (Note 10(d))	625,000	255	-	(139)	-	-	116
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Share-based payments	-	-	-	999	-	-	999
Loss for the period	-	-	-	-	-	(20,993)	(20,993)
Other comprehensive income	-	-	-	-	381	-	381
Balance as at June 30, 2020	633,376,453	$290,800	$15,636	$19,658	$(3,268)	$(71,008)	$251,818
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 10(d))	650,000	230	-	(67)	-	-	163
Exercise of warrants (Note 10(c))	110,000	43	(7)	-	-	-	36
Shares issued on acquisition of Springpole mineral property tenure (Note 4)	565,705	208	-	-	-	-	208
Share-based payments	-	-	-	1,829	-	-	1,829
Obligation to distribute investments fair value adjustment	-	-	-	-	-	10,969	10,969
Loss for the period	-	-	-	-	-	(34,286)	(34,286)
Other comprehensive loss	-	-	-	-	2,340	-	2,340
Balance as at June 30, 2021	698,542,158	$317,648	$25,049	$21,354	$948	$(140,187)	$224,812

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold exploration and development company focused on the permitting and development of the Springpole Gold Project in northwestern Ontario and advancing work at its other gold projects in Canada. First Mining holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 5) which is advancing the Goliath-Goldlund gold complex in Ontario towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes Pickle Crow (being advanced by Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Hope Brook (being advanced with Big Ridge Gold Corp. (“Big Ridge”) (TSXV: BRAU), Cameron, Duparquet, Duquesne, and Pitt.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty arising from the impacts of COVID-19 the Company may be restricted in its ability to raise additional funding. To date the impact on the Company has been limited to a slowing of on site exploration activities during the 2020 year. The impact of COVID-19 on the Company over time is not readily determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on August 14, 2021.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021, the Company used the same accounting policies, methods of computation and accounting policy, judgments as in the annual consolidated financial statements for the year ended December 31, 2020. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS or IFRS Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

3. INVESTMENTS

The movements in investments during the six months ended June 30, 2021 and the year ended December 31, 2020 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	-	-	13,691
Disposals	(9,043)	(651)	-	(9,694)
Gain recorded in other comprehensive loss	-	2,794	-	2,794
Gain (loss) recorded in net loss	1,006	-	(3,698)	(2,692)
Reclassification to assets held for distribution		-	(2,074)	(2,074)
Balance as at June 30, 2021	$14,921	$5,529	$-	$20,450

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions	11,134	-	9,812	20,946
Disposals	(6,672)	-	-	(6,672)
Gain recorded in other comprehensive loss	-	1,611	-	1,611
Gain (loss) recorded in net loss	4,805	-	(4,040)	765
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco and First Majestic common shares and Treasury Metals Warrants are classified as FVTPL. Other marketable securities are designated as FVTOCI in accordance with the Company’s accounting policy.

During the six months ended June 30, 2021, the Company:

●
Received 287,300 common shares of First Majestic (initial recognition - $5,051,000, June 30, 2021 – $5,625,000) in connection with the Silver Purchase Agreement (defined in Note 10);
●
Received 100,000,000 common shares of Auteco (initial recognition - $8,640,000, June 30, 2021 – $7,436,000) in connection with the Auteco Earn-In Agreement (defined in Note 4(d));

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

3. INVESTMENTS (continued)

●
Sold a total of 400,000 common shares of First Majestic for net proceeds of $9,022,000 which resulted in a  $3,863,000 realized gain on sale based on the original cost at the time of receipt; and
●
Sold a total of 419,200 common shares of other marketable securities for net proceeds of $665,000 which resulted in a $385,000 realized gain on sale based on the acquisition cost.

At June 30, 2021 the Treasury Metals Warrants (with a fair value of $2,074,000) were reclassified to Assets Held for Distribution following the shareholder vote approving the Treasury Metals Share and Warrant distribution.

4. MINERAL PROPERTIES

As at June 30, 2021 and December 31, 2020, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Cameron	Duquesne	Pitt	Hope Brook (Note 4 (c ))	Pickle Crow (Note 4 (d))	Goldlund (Note 5)	Others(1)	Total
Balance December 31, 2020	$87,907	$31,875	$5,144	$2,085	$20,612	$24,986	$-	$6,820	$179,429
Acquisition	$-	-	-	-	-	-	-	292	292
Concessions, taxes, and royalties	$1,937	22	3	-	20	-	-	-	1,982
Salaries and share-based payments	$1,341	93	-	-	44	22	-	19	1,519
Drilling, exploration, and technical consulting	$2,043	35	4	-	16	3,251	-	117	5,466
Assaying, field supplies, and environmental	$1,907	53	-	-	2	-	-	10	1,972
Travel and other expenditures	$582	18	-	-	17	-	-	-	617
Total expenditures	$7,810	$221	$7	$-	$99	$3,273	$-	$438	$11,848
Option payments received and expenditures recovered	$-	-	-	-	(2,685)		-	-	$(2,685)
Currency translation adjustments	$-	-	-	-	-	-	-	(11)	$(11)
Disposal, impairment or reclassification	$-	-	-	-	-	(28,259)	-	-	$(28,259)
Balance June 30, 2021	$95,717	$32,096	$5,151	$2,085	$18,026	$-	$-	$7,247	$160,322

	Springpole	Cameron	Duquesne	Pitt	Hope Brook	Pickle Crow	Goldlund (Note 5)	Others(1)	Total
Balance December 31, 2019	$76,775	27,374	5,133	2,084	20,071	19,263	98,894	3,221	$252,815
Acquisition	$-	4,219	-	-	-	-	-	-	$4,219
Concessions, taxes, and royalties	$740	11	3	-	20	20	2	60	$856
Salaries and share-based payments	$1,300	145	1	-	148	71	430	7	$2,102
Drilling, exploration, and technical consulting	$4,828	52	7	1	140	4,409	796	37	$10,270
Assaying, field supplies, and environmental	$3,555	50	-	-	123	1,217	255	8	$5,208
Travel and other expenditures	$709	24	-	-	110	6	126	2	$977
Total expenditures	$11,132	$4,501	$11	$1	$541	$5,723	$1,609	$114	$23,632
Option payments received and expenditures recovered	$-	-	-	-	-	-	-	(48)	$(48)
Currency translation adjustments	-	-	-	-	-	-	-	(2)	$(2)
Disposal, impairment or reclassification	$-	-	-	-	-	-	(100,503)	3,535	$(96,968)
Balance December 31, 2020	$87,907	$31,875	$5,144	$2,085	$20,612	$24,986	$-	$6,820	$179,429

(1)
Other mineral properties as at June 30, 2021 and December 31, 2020 include: the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project;); the Swain Post property in northwestern Ontario which is near the Company’s Springpole Gold Project (property under option agreement from Exiro Minerals Corp.); the Swain Lake property under the earn-in agreement with Whitefish Explorations Inc.; a 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 5), which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020; and, the Turquoise Canyon property in Nevada (property under option to Momentum Minerals Ltd. which was acquired by IM Exploration Inc. on July 6, 2021).

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

a)
Swain Post property acquisition

On March 1, 2021, the Company entered into a three year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property in northwestern Ontario through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the three year option term.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (continued)

b)
Swain Lake property acquisition

On April 29, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn a 70% interest in Whitefish’s Swain Lake project in northwestern Ontario by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% of the project by paying $1,000,000 to Whitefish and issuing $1,000,000 worth of First Mining shares.

c)
Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. “Big Ridge” (the “Big Ridge transaction”) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. First Mining will retain a 1.5% net smelter returns royalty on the Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, First Mining nominated one member to the Board of Directors of Big Ridge upon closing. In the period ended June 30, 2021, the Company received $500,000 and 11,500,000 shares of Big Ridge upon closing which have been credited against the Hope Brook project mineral property balance above. At the end of reporting period, the Company assessed the Hope Brooke Project for impairment indicators, no impairment indicators were identified. See Note 7 below for further details of the equity accounted investment in Big Ridge.

d)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project;
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (continued)

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash, after which First Mining’s residual 20% interest in PC Gold is carried until a construction decision in relation to the Pickle Crow Project, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods outlined above, the Auteco Earn-In Agreement will terminate and Auteco will be entitled to retain any interest it has earned prior to the date of termination. During the term of the Auteco Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

On June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly Auteco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 Auteco shares and executed the joint venture shareholders agreement. Auteco now has a two year follow-on period, commencing June 4, 2021, within which to acquire the additional 19% interest in PC Gold.

Following the completion of the Stage 1 earn-in by AuTeco, First Mining’s percentage ownership of the subsidiary PC Gold Inc. was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. The gain on deconsolidation was calculated as a result of derecognizing the net assets of PC Gold Inc. and recognizing the fair value of an equity accounted associated, PC Gold, along with the fair value of the Stage 2 and final earn in option liabilities.

At the time of deconsolidation of PC Gold, management estimated a fair value for the Stage 2 and final Auteco earn in options of $17,306,000 based on the portion of the fair value of the PC Gold investment that the Company would be required divest net of any future proceeds from Auteco.

Following completion of the Auteco stage 1 Earn-In, the environmental reclamation provision, which was recorded as a liability in the PC Gold Inc. legal entity, has been deconsolidated from the June 30, 2021, condensed interim financial statements as described above.

The Company’s agreement with Auteco requires First Mining to contribute its pro-rata share of the environmental reclamation funding, which was 49% as at June 30, 2021. Accordingly, the company has recorded a provision of $1,160,000 as at June 30, 2021 (December 30, 2020 - $nil).

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (continued)

The following information summarizes the deconsolidation of PC Gold as at June 9, 2021:

June 9, 2021
Fair Value of retained interest in PC Gold Inc.
112,146,017 shares at $0.32 per share (deemed FV based on underlying property interest)	$36,000
Provision for Pickle Crow reclamation funding	(1,160)

Fair value of Auteco shares received as additional consideration (Note 3)	8,640

Option – PC Gold liability fair value of Stage 2 and final earn in options	(17,306)

Net assets of PC Gold
Prepaids	3
Reclamation deposit	120
Mineral property, net	20,358
Environmental reclamation liability, net	(3,137)
Net assets of subsidiary	17,344

Gain on loss of control of subsidiary, Net	$8,830

 5. INVESTMENT IN TREASURY METALS

a)
Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at June 30, 2021.

b)
Equity Accounting Method for Investment in Treasury Metals and Impairment

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at June 30, 2021 the fair market value of the Company’s investment in common shares of Treasury Metals was $39,000,000, based on the Treasury Metals quoted market price.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

5. INVESTMENT IN TREASURY METALS (continued)

Due to the significant decline in fair value of the Treasury Metals Shares as at March 31, 2021, the Company recorded an impairment of the investment in Treasury Metals amounting to $23,555,000. This impairment was recorded within the impairment of non-current assets in the statement of net loss and comprehensive income (loss). In addition, the Company recorded dilution losses on its of the investment in Treasury Metals predominantly as a result of the exercise of special warrants by other investors (reducing the Company’s interest from 38.4% to 33.3%). At June 30, 2021, the Company reclassified a portion of its investment to Assets held for distribution to reflect the portion of the equity accounted investment being distributed to shareholders (note 5 (d)).

	June 30,	December 31,
	2021	2020
Balance, beginning of period	$63,812	$-
Acquisition – Initial Recognition on August 7, 2020	-	78,000
Equity (loss) income	(80)	1,446
Dilution event in Q2, 2021	(5,000)	-
Impairment of Investment in Treasury Metals Inc.	(23,555)	(15,634)
Reclassification to assets held for distribution	(18,941)	-
Balance, end of period	$16,236	$63,812

The equity accounting for Treasury Metals is based on published results to March 31, 2021 and an estimate of results for the period of April 1, 2021 to June 30, 2021. The Company’s estimated equity share of Treasury’s net loss for the six-month period ending June 30, 2021 was $80,000.

c)
Obligation to Distribute Investments

In accordance with the terms of a Shareholders Agreement signed in connection with the transaction, First Mining is required to distribute approximately 23.3 million Treasury Metals Shares and all 11.6 million of the Treasury Metals Warrants to its shareholders (the “Distribution”) within 12 months of closing of the transaction. Following the Distribution, First Mining will retain approximately 20.0 million Treasury Metals Shares, leaving the Company with an approximate 15.4% interest in Treasury Metals.

As at June 30, 2021, the Company recognized a liability for the Distribution of $23,074,000 (December 31, 2020 - $34,040,000). Following shareholder approval of the Distribution on June 30, 2021, the Company reclassified the related Treasury Metals Warrants and Treasury Metals Shares to Assets held for distribution. Assets held for distribution are measured at fair value. Upon reclassification, the Treasury Metals Shares were remeasured from the equity accounting carrying value to fair value resulting in a gain of $2,059 recorded in Investments fair value gain (loss) on the statements of net loss and comprehensive loss.

Subsequent to the end of the period, on July 15, 2021, the Company completed the distribution of 23,333,333 Treasury Metals shares and 16,666,666 Treasury Metals warrants to the shareholders of First Mining on a pro-rata basis.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

6. INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in by Auteco, First Mining has determined that its 49% investment in the common shares of PC Gold gives it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting for an investment in associate.

The initial recognition of the investment in associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions.

	June 30, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Acquisition – Initial Recognition on June 9, 2021	36,000	-
Equity loss	(1)	-
Balance, end of period	$35,999	$-

The subsequent equity accounting for PC Gold is based on results to March 31, 2021 and an estimate of results for the period of June 9, 2021 to June 30, 2021. The Company’s estimated equity share of PC Gold’s net loss for the interim period ending June 30, 2021 was $1,000.

7. INVESTMENT IN BIG RIDGE GOLD CORP.

Following completion of the Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000) and was 14.0% on June 30, 2021 following a dilution event whereby Big Ridge issued 23.4 million flow-through shares as part of a private placement. In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company will be required to apply the equity method of accounting.

	June 30, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Acquisition – Initial Recognition on June 7, 2021	2,185	-
Equity loss	(20)	-
Dilution event in Q2 2021	(588)	-
Balance, end of period	$1,577	$-

The equity accounting for Big Ridge is based on results to March 31, 2021 and an estimate of results for the period of June 7, 2021 to June 30, 2021. The Company’s estimated equity share of Big Ridge’s net loss for the interim period ending June 30, 2021 was $20,000.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

8. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As at June 30, 2021, management determined, as a function of the falling gold price environment, that there was a decline in the fair value of mineral property investments and a fair value loss of $443,000 was recorded (six months ended June 30, 2020 – fair value gain of $903,000) (Note 14). As at June 30, 2021, the fair value of the Company’s mineral property investments is $6,283,000 (December 31, 2020 - $6,726,000).

9. SILVER STREAM DERIVATIVE LIABILITY

a)
Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $27.9 million as at June 30, 2021) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”). Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”).

Consideration payable for the Silver Stream includes one further tranche (split evenly between cash and First Majestic common shares) of US$5 million (approx. $6.2 million as at June 30, 2021) payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million ($23.5 million received for Tranche 1 and Tranche 2) constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. In the event the Company exercises the Buy-Back Right by paying US$22.5 million (approx. $27.9 million) to First Majestic, the Advance Payment amount shall be reduced to nil.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

b)
Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

The estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at June 30, 2021 is US$25,391,000 ($31,471,000), which is comprised of the Silver Stream obligation fair value of US$28,370,000 ($35,161,000) less the Advance Payment receivable fair value of US$2,979,000 ($3,692,000). The fair value of the Silver Stream derivative liability as at December 31, 2020 was US$10,415,000 ($13,260,000), which is comprised of the Silver Stream obligation fair value of US$21,761,000 ($27,706,000) less the Advance Payment receivable fair value of US$11,346,000 ($14,446,000).

Silver Stream derivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(5,882)
Balance, December 31, 2020	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million)	(9,808)
Change in fair value during the period	(8,403)
Balance, June 30, 2021	$(31,471)

10. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 698,542,158 (December 31, 2020 – 697,216,453).
Preferred shares: nil (December 31, 2020 – nil).

c)
Warrants

The movements in warrants during the six months ended June 30, 2021 and year ended December 31, 2020 are summarized as follows:

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

10. SHARE CAPITAL (Continued)

	Number	Weighted average exercise price
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	77,460,159	0.49
Warrants exercised	(247,500)	0.34
Balance as at December 31, 2020	93,085,657	$0.48
Warrants exercised	(110,000)	0.33
Warrants expired	(3,027,615)	0.44
Balance as at June 30, 2021	89,948,042	$0.48

The following table summarizes information about warrants outstanding as at June 30, 2021:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,402,659	$0.33	1.66
$0.40	42,795,383	$0.40	3.07
$0.70	28,750,000	$0.70	1.16
	89,948,042	$0.48	2.17

There were no warrants issued during the six months ended June 30, 2021.

Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

10. SHARE CAPITAL (Continued)

The movements in stock options during the six months ended June 30, 2021 and year ended December 31, 2020 are summarized as follows:
	Number	Weighted average exercise price
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Granted – April 1, 2020	1,100,000	0.25
Granted – October 30, 2020	900,000	0.43
Granted – December 1, 2020	600,000	0.405
Options exercised	(3,717,500)	0.33
Options expired	(2,790,000)	0.40
Options forfeited	(5,950,000)	0.52
Balance as at December 31, 2020	45,820,000	$0.53
Granted – February 2, 2021	8,615,000	0.435
Granted – April 14, 2021	500,000	0.365
Granted – June 8, 2021	400,000	0.37
Granted – June 17, 2021	300,000	0.38
Options exercised	(650,000)	0.25
Options expired	(7,270,000)	0.75
Options forfeited	(712,500)	0.386
Balance as at June 30, 2021	47,002,500	$0.483

The weighted average closing share price at the date of exercise for the six months ended June 30, 2021 was $0.41 (June 30, 2020 – $0.28). 650,000 stock options were exercised during the six months ended June 30, 2021 (June 30, 2020 – 625,000).

The following table summarizes information about the stock options outstanding as at June 30, 2021:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	34,387,500	$0.38	3.37	24,863,750	$0.37	2.97
$0.51 – 1.00	12,615,000	0.75	0.98	12,615,000	0.75	0.98
	47,002,500	$0.48	2.73	37,478,750	$0.50	2.30

During the six months ended June 30, 2021, there were 9,815,000 (June 30, 2020 - 9,850,000) stock options granted with an aggregate fair value at the date of grant of $445,000 (June 30, 2020 - $1,170,000), or a weighted average fair value of $0.37 per option (June 30, 2020 – $0.12). As at June 30, 2021, 9,524,000 (June 30, 2020 – 8,800,000) stock options remain unvested with an aggregate grant date fair value of $1,933,000 (June 30, 2020 - $520,000).

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

10. SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the three month and six-month periods ended June 30, 2021 and June 30, 2020 was classified within the financial statements as follows:

	For the three months ended June 30,		For the six months ended June 30,
Statements of Net Loss:	2021	2020	2021	2020
General and administration	$270	$124	$768	$361
Exploration and evaluation	75	29	190	73
Investor relations and marketing communications	72	58	162	121
Corporate development and due diligence	24	33	98	94
Subtotal	$441	$244	$1,218	$649
Statements of Financial Position:
Mineral Properties	204	126	612	350
Total	$645	$370	$1,830	$999

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
Risk-free interest rate	0.40%	1.72%
Share price at grant date (in dollars)	$0.43	$0.25
Exercise price (in dollars)	$0.43	$0.27
Expected life (years)	5.00 years	4.96 years
Expected volatility (1)	68.67%	69.10%
Forfeiture rate	7.50%	5.26%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

d)
Restricted Share Units

The Company granted Restricted Share Units ("RSUs") under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

10. SHARE CAPITAL (Continued)

The following table summarizes the changes in RSU's for the six months ended June 30, 2021:

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	1,550,000	0.40
Balance as at June 30, 2021	1,550,000	$0.40

e)
Deferred Share Units

The Company granted 303,000 Deferred Share Units ("DSUs") under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve. The grant date fair value of the DSUs recognized in the six months ended June 30, 2021 is $0.36.

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	40,000	0.40
Granted – June 17, 2021	263,000	0.35
Balance as at June 30, 2021	303,000	$0.36

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

11. OPERATING EXPENSES

Operating expenditures by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended June 30, 2021		For the three months ended June 30, 2020
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$121	$54	$47	$8
Consultants	27	30	121	-
Depreciation	42	-	38	-
Directors fees	12	-	126	-
Investor relations and marketing communications	-	699	-	106
Professional fees	486	-	525	-
Salaries	251	70	222	58
Share-based payments (non-cash) (Note 10(d))	299	72	124	58
Transfer agent and filing fees	32	34	45	16
Travel and accommodation	1	-	3	-
Total	$1,271	$959	$1,251	$246

	For the six months ended June 30, 2021		For the six months ended June 30, 2020
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$184	$60	$105	$16
Consultants	89	45	142	10
Depreciation	85	-	64	-
Directors fees	80	-	143	-
Investor relations and marketing communications	-	917	3	268
Professional fees	783	-	667	-
Salaries	469	215	385	103
Share-based payments (non-cash) (Note 10(d))	797	161	361	121
Transfer agent and filing fees	136	34	122	16
Travel and accommodation	2	-	16	11
Total	$2,625	$1,432	$2,008	$545

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

12. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at June 30, 2021 and December 31, 2020 is as follows: Canada - $215,486,000 (December 31, 2020 - $244,018,000) and USA - $432,000 (December 31, 2020 - $444,000).

13. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months and six months ended June 30, 2021 and 2020 is as follows:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Directors’ fees	$80	$126	$160	$143
Salaries and consultants’ fees	396	288	931	556
Share-based payments (non-cash)	320	246	803	641
Total	$796	$660	$1,894	$1,340

14. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of investments (except for Treasury Metals Warrants) and the Treasury Metals Shares included within assets held for distribution were based on the quoted market prices of the shares as at June 30, 2021 and was therefore considered to be Level 1. The fair value of Treasury Metals Warrants is determined using certain Level 2 inputs, as the Black-Scholes valuation model incorporates Treasury Metals’ expected share price volatility based on actual historical share prices.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

14. FAIR VALUE (continued)

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the six months ended June 30, 2021, management concluded that there was a decrease in the fair value of the mineral property investments, and a fair value loss of $443,000 (June 30, 2020 – fair value gain of $903,000) was recorded (Note 6).

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3. The fair value of the Option – Pickle Crow Gold Project as at June 30, 2021 was determined by reference to the portion of the estimated fair value of PC Gold to be given up by the Company with each option, net of any proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2021				December 31, 2020
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$20,432	$20,432	$-	$-	$18,425	$12,653	$5,772	$-
Assets held for distribution (Note 5)	23,074	21,000	2,074	-	-	-	-	-
Mineral property investments (Note 4)	6,283	-	-	6,283	6,726	-	-	6,726
Financial liabilities:
Silver Stream derivative liability (Note 9)	31,471	-	-	31,471	13,260	-	-	13,260
Option – PC Gold (Note 4(d))	$17,306	$-	$-	$17,306	$4,410	$-	$-	$4,410

During the six months ended June 30, 2021 there have been no transfers of amounts between levels in the fair value hierarchy.